EXHIBIT 99.1

NXT Energy Solutions Announces 2024 Year-End Results

CALGARY, AB, March 27, 2025 – NXT Energy Solutions Inc. ("NXT" or the "Company") (TSX: SFD; OTCQB: NSFDF) today announced the Company's financial and operating results for the quarter and year ended December 31, 2024 . All dollar amounts herein are in Canadian Dollars, unless otherwise identified.

Bruce G. Wilcox, CEO of NXT, commented in an operational update on February 14, 2025, “The positive financial impact of our SFD® surveys in Africa, Southeast Asia, and South Asia is expected to be significant for the first quarter, and for full year 2025. NXT is focused on additional regional market penetration with multiple customers in each of these three regions.”

2024 Financial and Operating Highlights

Key financial and operational highlights are summarized below:

•	On September 24, 2024 the Company announced that it entered into a contract with its Strategic Alliance Partner, Synergy E&P Technologies Limited (“Synergy”) to provide a repeat SFD® survey in Africa for an oil and gas exploration company. The Company mobilized for this SFD® survey on December 30, 2024. In January 2025, NXT completed SFD® data acquisition over 14 flight days for the SFD® survey in Africa. NXT’s interpretation and recommendations are expected to be delivered during the second quarter of 2025;
•	NXT announced its upcoming Southeast Asia SFD® Survey is planned to be flown in April 2025;
•	NXT was awarded an SFD® survey in Pakistan, by AL-Haj Enterprises Private Limited, in the Northern Suleiman Fold Belt, to commence in Q3-25;
•	On August 21, 2024 the Company entered into a contract to provide a geothermal SFD® survey to Alberta Geothermal Resource Recovery Inc;
•	NXT completed the Turkish SFD® Survey, delivered the final results thereof to its Turkish customers and completed the integration of SFD® data with existing geological and geophysical data;
•	NXT’s SFD® awarded Best Exploration Technology at the 2024 Gulf Energy Information Excellence Awards;
•	NXT was named a finalist for the Energy Transition Award - Upstream category at the 2024 Annual Platts Global Energy Awards;
•	the debentures issued to MCAPM, LP were finalized for a total of US$2.0 million (approximately CDN$2.7 million);
•	the Company received US$900,000 (approximately CDN$1,227,291) for convertible debentures from Ataraxia Capital, an affiliate of Synergy (“Ataraxia”) under the same terms as the subscription agreement signed between Ataraxia and NXT in 2023, except for the conversion price of US$0.24 per common share versus US$0.143 in 2023;
•	NXT and HULOOLQ LTD., an Abu Dhabi based startup focused on “deep tech” disruptive technologies, entered into a sales agency agreement covering the United Arab Emirates;
•	On March 22, 2024 the Company extended its lease on its aircraft for an additional three years as a capital lease. Under the terms of the lease, the Company will own the aircraft at the end of the term;

•	NXT surrendered approximately 3,207 square feet, or approximately 31% of its current office space to its landlord, and extended its lease on the reduced office space until September 30, 2030
•	cash and short-term investments at December 31, 2024 was approximately $0.73 million;
•	net working capital was approximately ($6.68) million at December 31, 2024 versus approximately ($1.86) million at December 31, 2023;
•	the Company recorded SFD®-related revenues of approximately $0.64 million YE-24 versus $2.15 million for YE-23;
•	a net loss of $2.80 million was recorded for Q4-24, including stock-based compensation expense (“SBCE”), amortization expense and remeasurement gain, all totaling approximately $0.39 million;
•	a net loss of $9.08 million was recorded for YE-24, including SBCE, amortization expense and remeasurement loss, all totaling approximately $2.45 million;
•	net loss per common share for Q4-24 was $0.04 per share (basic) and $0.04 per share (diluted);
•	net loss per common share for YE-24 was $0.12 per share (basic) and $0.12 per share (diluted);
•	cash flow used in operating activities was approximately $1.39 million during Q4-24, compared to $1.47 million used in Q4-23;
•	cash flow used in operating activities was approximately $3.99 million during YE-24, compared to $4.83 million used in YE-23;
•	general and administrative (“G&A”) expenses increased by approximately $0.28 million (27%) in Q4-24 as compared to Q4-23; and
•	G&A expenses increased by approximately $0.63 million (16%) in YE-24 as compared to YE-23.

Summary highlights of NXT's 2024 financial statements (with comparative figures to 2023) are noted below. All selected and referenced financial information noted below should be read in conjunction with the Company's December 31, 2024 audited consolidated financial statements, the related Management's Discussion and Analysis ("MD&A") and 2024 Annual Information Form.

(All in Canadian $)	Q4-24	Q4-23	2024	2023
Operating results:
SFD®-related revenues	$42,222	$2,145,716	$644,294	$2,145,716
SFD®-related costs, net	698,882	1,280,927	2,021,768	2,249,126
General & administrative expenses	1,058,558	775,881	4,045,778	3,420,143
Amortization	482,158	439,869	1,887,013	1,759,473
Interest, foreign exchange, remeasurement loss, and other expenses	603,206	74,740	1,767,530	168,086
Net loss	(2,800,582)	(425,701)	(9,077,795)	(5,451,112)

Loss per common share:
Basic & diluted	$(0.04)	$(0.01)	$(0.12)	$(0.07)
Common shares outstanding as at end of the period	78,495,184	78,025,237	78,495,184	78,025,237
Weighted average of common shares outstanding: Basic & Diluted	78,453,156	78,000,168	78,271,095	77,464,094

Cash provided by (used in):
Operating activities	$(1,388,806)	$(1,468,589)	$(3,969,591)	$(4,831,950)
Financing activities	1,146,120	1,539,226	4,305,807	5,009,117
Investing activities	68,417	(32,322)	(27,029)	(32,322)
Effect of foreign rate changes on cash	29,693	(6,011)	19,495	(6,569)
Net cash inflow	(144,576)	32,304	328,682	138,276
Cash and cash equivalents, beginning of the period	874,971	369,408	401,713	263,437
Cash and cash equivalents, end of the period	730,385	401,713	730,385	401,713
Total cash and short-term investments	730,385	401,713	730,385	401,713

Net working capital balance	(6,683,656)	(1,855,629)	(6,683,656)	(1,855,629)

NXT's 2024 financial and operating results have been filed in Canada on SEDAR+ at www.sedarplus.ca, and will soon be available in the USA on EDGAR at www.sec.gov/edgar, as well as on NXT's website at www.nxtenergy.com.

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary airborne SFD® survey system, applied in numerous basins around the world, uses the principles of quantum mechanics to infer stress anomalies of exploration interest. The method can be used both onshore and offshore to remotely identify areas conducive to fluid entrapment in order to recommend areas with commercial hydrocarbon and/or geothermal potential. The SFD® survey system enables our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Michael Baker
Investor Relations
302, 3320 – 17th AVE SW
Calgary, AB, T3E 0B4
+1 403 264 7020
nxt_info@nxtenergy.com
www.nxtenergy.com

Forward-Looking Statements

Certain information provided in this press release may constitute forward-looking information within the meaning of applicable securities laws.  Forward-looking information typically contains statements with words such as "anticipate", "believe", "estimate", "will", "expect", "plan", "schedule", "intend", "propose" or similar words suggesting future outcomes or an outlook.  Forward-looking information in this press release includes, but is not limited to, information regarding: the timing of the delivery of African SFD® survey results, the timing and results of SFD® surveys in Southeast Asia and with AL-Haj, the positive financial impact of SFD® surveys in Africa, Southeast Asia and South Asia, the impact on revenues of the focused on additional regional market penetration and utilization in Africa, Southeast Asia, and South Asia, and.  Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct.  Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks.  Additional risk factors facing the Company are described in its most recent Annual Information Form for the year ended December 31, 2024 and MD&A for the year ended December 31, 2024, which have been filed electronically by means of the System for Electronic Document Analysis and Retrieval (“SEDAR+”) located at www.sedarplus.ca.  The forward-looking statements contained in this press release are made as of the date hereof, and except as may be required by applicable securities laws, the Company assumes no obligation to update publicly or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

This news release contains disclosure respecting non-GAAP performance measures including net working capital which does not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities.  This measure is included to enhance the overall understanding of NXT’s ability to assess liquidity at a point in time.  Readers are urged to review the section entitled "Non-GAAP Measures” in NXT’s MD&A for the year ended December 31, 2024 which is available under NXT’s profile on SEDAR+ at www.sedarplus.ca, for a further discussion of such non-GAAP measures. The financial information accompanying this news release was prepared in accordance with US GAAP, unless otherwise noted.  The MD&A and the audited consolidated financial statements and notes for the year ended December 31, 2024, are available in the Investor Relations section of www.nxtenergy.com, or under NXT's SEDAR+ profile at www.sedarplus.ca.